Mary Ann Frantz, P.C.

maryann.frantz@millernash.com

(503) 205-2552 direct line

March 24, 2014

Via EDGAR AND FEDERAL EXPRESS

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	Harvard Illinois Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

filed March 13, 2014

Filed by Stilwell Value Partners II, L.P., et al

File No. 0-53935

Dear Mr. Hindin:

Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell, Mark S. Saladin, Demitri Sibbing and Maida L. Korte (collectively, the "Stilwell Group Members"), are in receipt of your letter dated March 20, 2014, regarding the subject filing. Set forth below are the Stilwell Group Members' responses to the comments in your letter. The headings below correspond to the numbered comments and headings; each comment is included in full, followed by the response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group Members' Amended Preliminary Proxy Statement and related proxy card (together, the "Amended Preliminary Proxy Materials"). Accompanying the copy of this letter delivered by Federal Express are clean and black lined copies of the Amended Preliminary Proxy Materials marked to show revisions from the Stilwell Group Members' preliminary proxy statement filed on March 13, 2014.

Schedule 14A

Proposal Number 1: Election of Directors, page 3

1.	Please revise the disclosure regarding Demitri Sibbing to describe more specifically his principal occupations and employment during the past five years. Please refer to Item 401(e)(1) of Regulation S-K.

Perry J. Hindin

March 24, 2014

Response:

Please see page 4 of the Amended Preliminary Proxy Materials.

2.	Please revise the disclosure to indicate whether Mr. Sibbing and Ms. Korte have consented to being named in the proxy statement and to serve if elected in the circumstances described in the proxy statement.

Response:

Please see pages 3 and 4 of the Amended Preliminary Proxy Materials.

Other Matters

3.	The Stilwell Group refers shareholders to information that will be contained in the Company’s proxy statement. The Stilwell Group is required to provide some of this information in its proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company’s proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group’s intent in this regard.

Response:

The Stilwell Group Members do not intend to mail their definitive proxy materials until after the March 28, 2014 record date for the Company's 2014 annual meeting. If the Company has distributed the subject information by the time the Stilwell Group Members’ definitive proxy materials are printed, it will be included. If, by that time, the Company has not distributed the information, the omitted information, other than information that persons other than the registrant are not required by Schedule 14A to provide to security holders, will be provided in additional definitive proxy materials mailed by the Stilwell Group Members.

Solicitation; Expenses page 5

4.	Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Perry J. Hindin

March 24, 2014

Response:

The Stilwell Group Members understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

Closing Comments

We are enclosing written acknowledgments from each of the participants that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at (503) 205-2552 or Megan Parisi at (212) 269-1551.

Very truly yours,

/s/ Mary Ann Frantz

Mary Ann Frantz

ON BEHALF OF:
Stilwell Value Partners II, L.P.
Stilwell Value Partners VII, L.P.
Stilwell Partners, L.P.
Stilwell Value LLC
Joseph Stilwell
Mark S. Saladin
Demitri Sibbing
Maida L. Korte